FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of April 2012.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Notice Regarding Extraordinary Income (Non-Consolidated Financial Results)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2012
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on April 24, 2012, in Kyoto, Japan

Notice Regarding Extraordinary Income

(Non-Consolidated Financial Results)

Nidec Corporation (NYSE: NJ, the “Company”) today announced that it has recorded extraordinary income in its financial results on a non-consolidated basis for the fourth quarter of the financial year ended on March 31, 2012, as described below.

(1) Details of Extraordinary Income

The Company previously filed a bilateral advance pricing arrangement (“APA”) request with the relevant tax authorities of Japan and Thailand with respect to the transfer pricing method applied to transactions between the Company and Nidec Electronics (Thailand) Co., Ltd., a consolidated subsidiary of the Company (“NET”).

In March 2012, the Company decided to accept the transfer pricing method provisionally agreed to between these tax authorities and notified them of its decision.

Pursuant to this method, a transfer pricing adjustment of THB9,392 million was made in the fiscal year ended March 31, 2012, based on the amount to be paid by NET to the Company.  As a result, the Company recognized ¥25,077 million of extraordinary income for the same fiscal year.

The APA is expected to be finalized in a formal agreement between the tax authorities once their respective domestic approval procedures are completed.

(2) Impact on Consolidated Financial Results

The transfer pricing adjustment had no material impact on the Company’s consolidated financial results for the fiscal year ended March 31, 2012, as the adjustment related to transactions within the Company’s consolidated group.

The additional provision for income taxes arising in connection with the transfer pricing adjustment on a consolidated basis was accrued as the unrecognized tax benefit pursuant to FASB Accounting Standards Codification™ (ASC) 740 (Income Taxes) under U.S. GAAP.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the Company’s current expectations, estimates, intent and plans.  Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties.  Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, changes in government regulations and policies as well as general economic, business and market conditions.  The Company assumes no obligation to, and does not currently intend to, update these forward-looking statements, except as required by law.

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